FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2014

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 17 March 2014

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 17 March 2014
                                        Unilever Board Changes

Exhibit 99

Unilever N.V. and Unilever PLC Announcement

Annual General Meetings re-elections and

Notification of Changes to the Boards

Unilever today announced that the following Directors will offer themselves for re-election at the Annual General Meetings on 14 May 2014: Laura Cha, Louise Fresco, Ann Fudge, Byron Grote, Jean-Marc Huët, Mary Ma, Hixonia Nyasulu, Paul Polman, Sir Malcolm Rifkind, John Rishton, Kees Storm, Michael Treschow and Paul Walsh. As a result of his other commitments, Charles Golden has decided not to offer himself for re-election at the Annual General Meetings this year.

Michael Treschow, Chairman of Unilever, said: "I would like to thank Charlie for his contribution as a Non-Executive Director over the last eight years. Amongst other things he has brought to Unilever valuable financial experience and has played a key role in the transformation of Unilever and especially of its Audit Committee. He leaves with the good wishes of us all."

In addition, Unilever today announced that it is proposing that Feike Sijbesma join the Boards as a Non-Executive Director. He will be proposed for election to the Boards at the Annual General Meetings on 14 May 2014 on the basis that, if elected, his appointment will take effect on 1 November 2014.

Feike Sijbesma has been the Chairman and CEO of the Managing Board of Royal DSM N.V. since 1 May 2007.

Michael Treschow said: "I am very pleased that Feike has agreed to be proposed to join the Boards. He is distinguished in his field and will bring additional expertise to the Boards. In particular, he will bring experience in sustainability, finance and food and nutrition to Unilever. I am sure he will add considerably to the business."

Biography

Feike Sijbesma

Nationality: Dutch
Born: 1959
Feike Sijbesma has been a member of the Managing Board of Royal DSM N.V. (a global Life Sciences and Materials Sciences company) since July 2000 and CEO and Chairman since May 2007. Mr Sijbesma studied Medical Biology at the University of Utrecht and Business Administration at Erasmus University in Rotterdam. In 1987, he joined the Industrial Pharmaceuticals division of Gist-Brocades, where he was responsible for strategic planning and business development and from 1990 to 1993, he was the division's Marketing and Sales Director. Thereafter he was given leadership of Savoury Ingredients, which later became a business unit of Gist-Brocades' Food Specialties Division. In 1995, Mr Sijbesma became a director of that Division and joined Gist-Brocades' Executive Committee. Following the acquisition by Royal DSM N.V. in 1998 Mr Sijbesma became Director of the business group DSM Food Specialties. In 2000, he joined DSM's Managing Board of Directors and on 1 May 2007 he became Chairman and CEO of the Managing Board of Royal DSM N.V.. Mr Sijbesma is also a member of the Supervisory Board of the Dutch Central Bank (De Nederlandsche Bank).
17 March 2014

About Unilever

Unilever is one of the world's leading suppliers of Food, Home and Personal Care products with sales in over 190 countries. We work with 174,000 colleagues around the world and generated annual sales of €49.8 billion in 2013. Over half of our company's footprint is in the faster growing developing and emerging markets (57% in 2013). Working to create a better future every day, we help people feel good, look good and get more out of life. Our portfolio includes some of the world's best known brands, 14 of which - Knorr, Persil / Omo, Dove, Sunsilk, Hellmann's, Surf, Lipton, Rexona / Sure, Wall's ice cream, Lux, Flora / Becel, Rama / Blue Band, Magnum and Axe / Lynx - now generate a turnover of €1 billion or more.

Our ambition is to double the size of our business, whilst reducing our overall environmental footprint (including sourcing, consumer use and disposal) and increasing our positive social impact. We are committed to helping more than a billion people take action to improve their health and well-being, sourcing all our agricultural raw materials sustainably by 2020, and decoupling our growth from our environmental impact. Supporting our three big goals, we have defined seven pillars, underpinned by targets encompassing social, environmental and economic areas. See more on the Unilever Sustainable Living Plan at www.unilever.com/sustainable-living/.

Unilever has been recognised in the Dow Jones Sustainability World Indexes for 14 consecutive years. We are included in the FTSE4Good Index Series and attained a top environmental score of 5, leading to inclusion in the FTSE4Good Environmental Leaders Europe 40 Index. Unilever has been named sector leader of the CDP's Forests programme for three consecutive years, and in 2013 led the list of Global Corporate Sustainability Leaders in the GlobeScan/SustainAbility annual survey - for the third year running. Unilever was named LinkedIn's third most sought-after employer worldwide in 2013.

For more information about Unilever and its brands, please visit www.unilever.com.

Cautionary statement

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2013 and the Annual Report and Accounts 2013. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.